UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 on Form 6-K

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Explanatory Note

The Management Proxy Circular of the Registrant dated March 10, 2014 (excluding the “Performance Graph”, which was deemed not to be incorporated by reference) and filed on March 10, 2014 (the “Original Circular”) has been amended and an amended Management Proxy Circular dated March 10, 2014 (the “Registrant’s Circular”) is hereby being filed to correct non-material typographical errors in our compensation related disclosure.  Only the Registrant’s Circular will be mailed to our shareholders.  The Registrant’s Circular, attached herewith as Exhibit 99.1, and in substitute for the Original Circular, is hereby incorporated by reference into the Registrant’s registration statements filed under the Securities Act of 1933, as amended.

Form	Registration No.
S-8	333-72454
S-8	333-101470
F-10	333-185157

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By:	/s/ Maryse St.-Laurent
Maryse St.-Laurent
Vice-President and Corporate Secretary

Date: March 13, 2014.

EXHIBIT INDEX

99.1	TransAlta Corporation’s Notice of Annual and Special Meeting and Management Proxy Circular, dated March 10, 2014, excluding the Performance Graph.